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                              December 2, 2022

       Shimon Citron
       Chief Executive Officer and Director
       Artemis Therapeutics, Inc.
       3 Eliezer Vardinon St.,
       Petach Tikva, Israel 4959507

                                                        Re: Artemis
Therapeutics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 21,
2022
                                                            File No. 333-267534

       Dear Shimon Citron:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2022 letter.

       Amendment No, 1 to Form S-1 Filed November 21, 2022

       Prospectus Summary, page S-1

   1. We note your disclosure that "[y]our management has concluded that there are no material uncertainties that give
rise to significant doubt over the Company   s ability to continue as a
                                                        going concern for at
least twelve months from the date of the approval of our annual audited consolidated
financial statements for the year ended December 31, 2021."
                                                        However, we also note
that your auditor has stated that the funds raised by your outside investor are "not
sufficient to fund [your] operations for the period of twelve months from the date of approval of
the financial statements, which raises substantial doubts as to the
                                                        Company   s ability to
continue as a going concern" and that you are reliant on the support of one of your major
stockholders securing the necessary funds for you for the foreseeable
 Shimon Citron
FirstName LastNameShimon
Artemis Therapeutics, Inc. Citron
Comapany2,
December  NameArtemis
             2022        Therapeutics, Inc.
December
Page 2    2, 2022 Page 2
FirstName LastName
         future. Please revise to disclose your history of net losses, working capital deficit, the current rate at which you use funds in your operations and the amount of time your present capital will last at this rate without additional funds. We also note that Mr. Citron has provided the Company with several loans at an aggregate amount of $233,000 as of
         June 30, 2022. Please indicate whether any party, including your officers and directors, have made any commitments with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees.
Management's Discussion and Analysis
Results of Operations, page S-22

2. We note that you attributed the increase in revenues during the nine months ended
         September 30, 2022 mainly due to the deployment of five new products, marketing and sales efforts, as well as an increase in sales and repeat customers. In accordance with Item
         303(b)(2)(iii) of Regulation S-K, please further expand your net sales discussion to disclose the extent to which changes in prices, changes in volume, or the introduction of new products contributed to fluctuations in net sales.

Liquidity and Capital Resources, page S-25

3. Please address the following regarding your liquidity and capital resources disclosures throughout the filing:
             In light of your recurring losses, net cash used in operations, and negative working capital at September 30, 2022, please expand your disclosures on page S-25 to address the requirements of Item 303(b)(1) of Regulation S-K. Your disclosures should clearly disclose your sources of liquidity. For example, we note the audit report for the year ended December 31, 2021 indicated that there was an unequivocal support letter provided by a major stockholder. It is not clear if that source is still currently available; and
             On pages S-3 and S-27, you discuss your going concern considerations and appear to address Manuka Ltd. separately. Given that you are a combined entity with Manuka
             Ltd. being the predecessor entity, please appropriately revise your discussion to address your considerations regarding the combined entity; and Material Agreements, page S-37

4. We note your revisions in response to our prior comment 10. Please revise your statements regarding the aggregate amounts paid to Chic and Waitemata to date to disclose a quantified dollar amount.
5. We note that you started a collaboration with Super-Pharm to include your products on their online platform. To the extent that you have entered into a formal agreement or commitment with Super-Pharm, please disclose the material terms of any such agreement and file the agreement as an exhibit.
 Shimon Citron
Artemis Therapeutics, Inc.
December 2, 2022
Page 3
Management, page S-39

6. We note your revisions in response to our prior comment 13 and reissue in part. Please revise Mr. Citron's biography to identify the public trading company where he served as
      Chief Executive Officer and the dates in which he held the role. Corporate Governance, page S-40

7. We note your revisions in response to our prior comment 14. We also note your disclosure that Mr. Tabak's total compensation for the 2020 fiscal year was $29,998, but it appears that only $349 was recorded under the "All Other Compensation" column. Please revise your chart to disclose the source of Mr. Tabak's other income.
Exhibits

8. We note that the form type of your Filing Fee Table is listed as Form F-1. Please revise the form type to be Form S-1.
       You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,

FirstName LastNameShimon Citron                            Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameArtemis Therapeutics, Inc.
                                                           Services
December 2, 2022 Page 3
cc:       Ron Ben-Bassat, Esq.
FirstName LastName